SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                             THE ENSTAR GROUP, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    29358R107
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                                 (CUSIP Number)

                                                     with a copy to:
Jeffrey S. Halis                                     Robert G. Minion, Esq.
10 East 50th St.                                     Lowenstein Sandler PC
New York, New York  10022                            65 Livingston Avenue
(212) 588-9697                                       Roseland, New Jersey  07068
                                                     (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 March 15, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP NO. 29358R107
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1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only):

                  Jeffrey S. Halis

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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                           (a)              (b)

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):PF

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):
                                  Not Applicable

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6)   Citizenship or Place of Organization:  United States

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     Number of                         7)   Sole Voting Power:          366,360*
                                            ------------------------------------
     Shares Beneficially               8)   Shared Voting Power:              0
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     Owned by
     Each Reporting                    9)   Sole Dispositive Power:     366,360*
                                            ------------------------------------
         Person   With:               10)   Shared Dispositive Power:         0
                                            ------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                366,360*

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12)  Check if the Aggregate  Amount  in  Row  (11)  Excludes Certain Shares (See
     Instructions):
                                 Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):

                7.0%*

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14)  Type of Reporting Person (See Instructions):  IN

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*This number includes  (i)91,815 shares owned  individually by Jeffrey S. Halis,
(ii) 15,000 shares Jeffrey S. Halis has the right to acquire upon exercise of options granted by The Enstar Group, Inc. (the "Company"), and (iii) 259,545 shares owned jointly by Jeffrey S. Halis and Nancy Lippman Halis, his wife. Jeffrey S. Halis possesses voting and investment control over the shares of common stock of The Enstar Group, Inc. (the "Company") owned jointly by him and his wife.

Item 5.  Interest in Securities of the Issuer

          Based on Mr. Halis' knowledge as a director of the Company, there are currently 5,265,569 shares outstanding of the Company. As of March 15, 1998, Jeffrey S. Halis beneficially owns (i) 91,815 of such shares individually, (ii) 259,545 of such shares jointly with his wife, Nancy Lippman Halis and (iii) 15,000 shares which Mr. Halis has the right to acquire upon exercise of options granted by the Company. Jeffrey S. Halis possesses sole power to vote and direct the disposition of all shares of common stock of the Company owned individually by him and jointly by him and his wife. Amendment 2 of this Schedule 13D filed on December 8, 1998 erroneously stated the beneficial ownership of Mr. Halis to be 336,360 shares. As of March 15, 1999, Mr. Halis owned 366,360 shares or 7.0% of the outstanding stock of the Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                                     March 19, 1999


                                                     /s/ Jeffrey S. Halis
                                                     Jeffrey S. Halis





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).